EXHIBIT 99.1

Merger Plan Signed by Boards of Hydro and Statoil

OSLO, Norway, March 13, 2007 (PRIME NEWSWIRE) -- The Board of Directors of Statoil ASA (Oslo:STL) (NYSE:STO) and Norsk Hydro ASA (Oslo:NHY) (NYSE:NHY) have now signed the final plan to demerge Hydro as part of the planned merger of Hydro's petroleum activities with Statoil.

Hydro's shareholders will own 32.7% and Statoil's shareholders will own 67.3% of the merged company. As recompense for the transfer of Hydro's petroleum division, Hydro's shareholders will receive a 0.8622 share in the merged company for every share they own in Hydro.

The reason for the merger is a mutual desire to create a globally competitive player in the petroleum industry and to be the world's biggest offshore operator.

The boards have emphasized that the merger is a growth-oriented response to the challenges facing the industry, that strengthened international competitiveness will be achieved and long-term growth secured on the Norwegian Continental Shelf.

Once the merger has been completed, the new company will comprise around 31,000 employees, of which around 5,000 will come from Hydro.

The name of the merged company will from the date of merger completion be called StatoilHydro ASA. The parties will submit their merger proposals for approval at extraordinary general meetings in Statoil and Hydro.

Statoil will shortly submit a registration document on Form F-4 to the U.S. Securities and Exchange Commission (SEC) that contains a draft prospectus regarding the merger. The draft will be made public via a stock market announcement on the Oslo Stock Exchange (Oslo Boers). After the SEC has approved the registration document, a final information document will be sent to Statoil and Hydro shareholders, no later than coincident with the notice of the extraordinary general meetings which will consider the merger plan.

Hydro will prepare an information memorandum for the aluminium and power company Hydro, which will be made public via a stock market announcement on the Oslo Stock Exchange (Oslo Boers) and sent to Hydro shareholders no later than coincident with the notice of the extraordinary general meeting.

Certain statements contained in this announcement constitute "forward-looking information" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, Hydro is providing the following cautionary statement.

Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements.

Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro's actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro's key markets, and global oil and gas and aluminium supply and demand conditions. For a detailed description of factors that could cause Hydro's results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk, Regulation and Other Information - Risk Factors" on page 92 of Hydro's Annual Report and Form 20-F 2005 and subsequent filings on Form 6-K with the US Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Merger plan: http://hugin.info/106/R/1111460/201790.pdf

CONTACT:  Norsk Hydro ASA
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          Press contact
          Inger Sethov
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          Investor contact
          Stefan Solberg
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            Stefan.Solberg@hydro.com